SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-1
                              TENDER OFFER STATEMENT
                                (AMENDMENT NO. 15)

                                    PURSUANT TO
              SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        AND

                                 AMENDMENT NO. 25
                                        TO
                                   SCHEDULE 13D

                                   CONRAIL INC.
                             (NAME OF SUBJECT COMPANY)

                                  CSX CORPORATION
                              GREEN ACQUISITION CORP.
                                     (BIDDERS)

                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)
                                    208368 10 0
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

        SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
                          (TITLE OF CLASS OF SECURITIES)

                                   NOT AVAILABLE
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   MARK G. ARON
                                  CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA  23219-4031
                                  (804) 782-1400
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  WITH A COPY TO:

                                 PAMELA S. SEYMON
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 6, 1996, as previously amended and supplemented, by Green Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation, to purchase up to an aggregate of 18,344,845 shares of (i) Common Stock, par value $1.00 per share, and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc., a Pennsylvania cor-poration, including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, as supplemented by the Supplement thereto, dated December 19, 1996, and the related Letters of Transmittal at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.


         ITEM 5.   PURPOSE OF THE TENDER OFFER AND
                   PLANS OR PROPOSALS OF THE BIDDER.

                   (f) On January 22, 1997, Parent and the Company issued a letter to NSC in response to a letter from NSC dated January 21, 1997. A copy of such letter is attached as Exhibit
         (a)(26), and the foregoing summary description is qualified in its entirety by reference to such exhibit.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(26) Text of Letter issued by Parent and the Company dated January 22, 1997.







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: Executive Vice President
                                                 -- Law and Public Affairs

         Dated:  January 23, 1997







                                    SIGNATURE


                   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:      /s/  MARK G. ARON
                                          Name:  Mark G. Aron
                                          Title: General Counsel and
                                                 Secretary

         Dated:  January 23, 1997







                                  EXHIBIT INDEX


         EXHIBIT NO.

         *(a)(1)   Offer to Purchase, dated December 6, 1996.

         *(a)(2)   Letter of Transmittal.

         *(a)(3)   Notice of Guaranteed Delivery.

         *(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(a)(5) Letter to Clients for use by Brokers, Dealers, Com-mercial Banks, Trust Companies and Other Nominees.

         *(a)(6) Guidelines for Certification of Taxpayer Identifica-tion Number on Substitute Form W-9.

         *(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.

         *(a)(8) Text of Press Release issued by Parent and the Com-pany on December 6, 1996.

         *(a)(9)   Form of Summary Advertisement, dated December 6,
                   1996.

         *(a)(10)  Text of Press Release issued by Parent on December 5,
                   1996.

         *(a)(11) Text of Press Release issued by Parent and the Com-pany on December 10, 1996.

         *(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.

         *(a)(13)  Text of Press Release issued by Parent on December
                   11, 1996.

         *(a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.


         _____________________
         *  Previously filed.







         *(a)(15)  Supplement to Offer to Purchase, dated December 19,
                   1996.

         *(a)(16)  Revised Letter of Transmittal.

         *(a)(17)  Revised Notice of Guaranteed Delivery.

         *(a)(18) Text of Press Release issued by Parent and the Com-pany on December 19, 1996.

         *(a)(19) Letter from Parent to shareholders of the Company, dated December 19, 1996.

         *(a)(20)  Text of Press Release issued by Parent on December
                   20, 1996.

         *(a)(21) Text of Press Release issued by Parent and the Com-pany on January 9, 1997.

         *(a)(22) Text of Press Release issued by Parent and the Com-pany on January 13, 1997.

         *(a)(23) Text of Press Release issued by Parent and the Com-pany on January 15, 1997.

         *(a)(24)  Text of Press Release issued by Parent on January 17,
                   1997.

         *(a)(25)  Text of Press Release issued by Parent on January 22,
                   1997.

          (a)(26) Text of Letter issued by Parent and the Company dated January 22, 1997.

         *(b)(1) Credit Agreement, dated November 15, 1996 (incorpo-rated by reference to Exhibit (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Par-ent and Purchaser's Tender Offer Statement on Sched-ule 14D-1, as amended, dated October 16, 1996).

         _____________________
         *  Previously filed.










         *(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorpo-rated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).

         *(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit
                   (c)(4) to Parent and Purchaser's Tender Offer State-ment on Schedule 14D-1, as amended, dated October 16,
                   1996).

         *(c)(5) First Amendment to Agreement and Plan of Merger, dat-ed as of November 5, 1996, by and among Parent, Pur-chaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated Octo-ber 16, 1996).

         *(c)(6) Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.

         *(c)(7)   Form of Amended and Restated Voting Trust Agreement.

          (c)(8)   Deleted.

         *(c)(9) Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8, 1997.

         *(c)(10) Unaudited Pro Forma Financial Statements reflecting the Transactions (incorporated by reference to Par-ent's registration statement on Form S-4, registra-tion number 333-19523).

         *(c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District

         _____________________
         *  Previously filed.










                   of Pennsylvania as delivered from the bench on Janu-ary 9, 1997.

          (d)      Not applicable.

          (e)      Not applicable.

          (f)      Not applicable.




























                                      - 4 -